EXHIBIT 4.2

AMENDMENT NUMBER ONE

TO THE ALLIANCE GAMING CORPORATION

AMENDED AND RESTATED

2001 LONG-TERM INCENTIVE PLAN

WHEREAS, Alliance Gaming Corporation (“the Company”) has adopted the Alliance Gaming Corporation Amended and Restated 2001 Long Term Incentive Plan (the “Plan”) which plan was originally approved by the stockholders of the Company on December 11, 2001, and amended and restated as of June 30, 2004.

WHEREAS, the Company has determined that an amendment should be made to the Plan to increase the number of shares of the Common Stock issuable thereunder to 10,000,000 shares, which increase was approved by affirmative vote of the holders of a majority of the shares of the Company’s voting stock at the annual stockholders meeting held on December 8, 2004.

WHEREAS, the Company is authorized to amend the Plan pursuant to Section 18 thereof.

NOW, THEREFORE, the Plan is hereby amended as follows:

1.                                     That the first sentence of section 3 of the Plan is amended by replacing 7,500,000,

with 10,000,000, so that the first sentence of section 3, as amended, reads in its entirety as follows:

       “Limitation on Number of Shares.  The number of shares which may at any time be made subject to options or Stock Appreciation Rights, or which may be issued upon the exercise of options or Stock Appreciation Rights granted under the Plan or made subject to grants of restricted stock or restricted stock units, is limited to an aggregate of 10,000,000 shares of the common stock, $.10 par value, of the Company (the “Stock”).

Executed this 8th day of December, 2004, to be effective as of the date hereof.

ALLIANCE GAMING CORPORATION

By:	/s/ Mark Lerner,
Mark Lerner, Secretary